FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections
13 and 15(d) of the Securities Exchange Act of 1934.


Commission File Number:  Reg. No. 33-63019

                        Sand Creek Communications Company
       (Exact name of registrant as specified in its charter)

6525 Sand Creek Highway, PO Box 66, Sand Creek, MI 49279-9966, (517) 436-3130
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock
     (Title of each class of securities covered by this form)

                           None
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  []              Rule 12h-3(b)(1)(ii)   []
Rule 12g-4(a)(1)(ii) []              Rule 12h-3(b)(2)(i)    []
Rule 12g-4(a)(2)(i)  []              Rule 12h-3(b)(2)(ii)   []
Rule 12g-4(a)(2)(ii) []              Rule 15d-6             []
Rule 12h-3(b)(1)(i)  [X]
See also proviso in Rule 12(h)-3(c) [X]

Approximate number of holders of record as of the certification or notice date:
                               153

  Pursuant to the requirements of the Securities Exchange Act of 1934, Sand Creek Communications Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 7, 1996
/s/ Ronald W. Bloomberg
By:  Ronald W. Bloomberg (P30011)
Its:  Attorney
Loomis, Ewert, Parsley, Davis & Gotting, P.C.
232 S. Capitol Ave., Ste. 1000
Lansing, MI 48933    (517) 482-2400